KONECRANES®
Lifting Businesses™

RECEIVED

2007 MAY 10 A 6:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-4297

07023389

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

30 May, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company between 26 and 30 May, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

dw 5/10

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES FINALIZES SALE OF A CONSIDERABLE PART OF ITS FINNISH REAL ESTATE

On March 27, 2007, Konecranes announced that it had signed of a letter of intent regarding the sale of six properties located in Hyvinkää and Hämeenlinna, Finland comprising a building area of approximately 74,000 square meters and a land area of roughly 240,000 square meters to the Swedish-based real estate company AB Sagax (publ.). Konecranes has on April 30, 2007 finalized the transaction.

As previously announced, the aggregate sales price is EUR 30.5 million. As a result of the transaction, Konecranes will book a capital gain after transaction costs and taxes of approx. EUR 12.8 million in the second quarter of 2007. The full cash flow effect is estimated to materialize during this summer, at the latest.

Konecranes is a world-leading group of Lifting Businesses(TM), serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC: JANUARY - MARCH 2007 INTERIM REPORT

RECEIVE
MAY 10 A
OFFICE OF INTERNAT. CORPORATE FINAN.

- 'Orders received increased 29 % to record-high 429.4 (332.7) MEUR
- Net sales rose 28 % to 380.5 (296.7) MEUR,
- Operating profit (EBIT): 30.8 (14.0) MEUR, EBIT margin: 8.1 (4.7) %
- Profit before taxes: 27.4 (11.9) MEUR
- Earnings per share: 0.33 (0.15) EUR
- 2007 sales growth target raised to 20 % (previous target: 15 %)

EUR million	First quarter 1-3/2007	1-3/2006	Change %	R12 MTH 4/06-3/07	LY 2006
SALES					
Service	147.8	105.6	39.9	568.7	526.6
Standard Lifting	144.7	114.0	26.9	589.1	558.4
Heavy Lifting	113.9	98.4	15.8	506.4	490.8
Internal Sales	-25.8	-21.3		-97.8	-93.3
Sales total	380.5	296.7	28.3	1 566.3	1 482.5
Operating profit (EBIT)	30.8	14.0	120.1	122.3	105.5
Share of result of associates and joint ventures	-0.2	-0.1		0.6	0.7
Interests, net	-2.6	-2.3		-9.7	-9.5
Other financial income and expenses	-0.6	0.3		-2.6	-1.6
Profit before taxes	27.4	11.9	130.4	110.6	95.1
Taxes	-8.0	-3.6		-30.9	-26.5
Net profit for the period	19.5	8.3	133.7	79.7	68.6
Earnings per share, basic (EUR)	0.33	0.15		1.37	1.17
Earnings per share, diluted (EUR)	0.32	0.14		1.34	1.15
ORDERS RECEIVED					
Service	143.8	99.8	44.1	492.6	448.5
Standard Lifting	196.0	142.6	37.5	646.2	592.7
Heavy Lifting	118.3	115.1	2.7	522.3	519.2
Internal Orders	-28.7	-24.9		-91.5	-87.7
Orders received Total	429.4	332.7	29.1	1 569.5	1 472.8
Order Book at end of period	636.8	510.8	24.7		571.6

Summary of Konecranes' financial performance in the first quarter of 2007:

Overall strong demand for Konecranes' products and services continued, and first quarter order intake increased 29.1 % to record-high EUR 429.4 million for one quarter. The order increase was strongest in Service and Standard Lifting, and all geographical regions contributed to the improvement. Group sales rose by 28.3 %. Approximately half orders and sales growth was the result of the acquisition of MMH Holding, which was consolidated as of 1 June, 2006.

Improved efficiency, in combination with higher volumes and prices continued to have a positive impact on profitability. Higher raw material and component costs were offset by improved cost-efficiency and higher sales prices. The first quarter EBIT margin was 8.1 % compared with 4.7 % in the first quarter of 2006. The EBIT margin improved in all three Business Areas with Standard Lifting posting the largest increase mainly as a result of strong volume growth. Return on capital employed increased to 33.3 % and return on equity to 42.8 % on a rolling twelve-month basis.

Outlook

The level of orders received in the first quarter and the stronger order book, combined with a solid demand outlook for the second quarter, form a strong base for the rest of year 2007. Based on these factors, 2007 sales are targeted to increase by approximately 20 % compared with 2006 sales of MEUR 1,483.

The target is to continue the EBIT margin improvement achieved during recent years. The expected EBIT margin improvement is based on forecasted higher sales volumes and productivity gains, a higher pre-calculated margin in the order book and improved profitability in field services. Unlike in the past, capacity utilization during the first quarter was high, boosting the margin. This improvement cannot be directly extrapolated for the rest of the year.

General uncertainty regarding 2007 profitability has increased as a result of (1) the weaker USD/EUR rate, and (2) uncertain availability and prices of certain components and raw materials.

Interim Report January-March 2007

Change in Reporting Method

Due to changes in the Business Area reporting method described below, the sales, orders and operating profit comparison figures in this report deviate from the figures reported in 2006 for the Business Areas Service and Standard Lifting. The aggregate and Heavy Lifting figures are not affected.

As of January 1, 2007, Konecranes-branded spare parts are reported in the Service Business Area, while they were earlier partly included in Service and partly in Standard Lifting. The 2006 quarterly comparison figures for Service and Standard Lifting according to the new reporting structure are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Service				
Orders received, MEUR	99.8	108.3	117.9	122.5
Net sales, MEUR	105.6	122.9	136.6	161.4
Operating income, MEUR	8.7	12.3	14.4	17.6
Operating margin, %	8.2	10.0	10.5	10.9
Standard Lifting				
Orders received, MEUR	142.6	155.3	157.2	137.7
Net sales, MEUR	114.0	131.7	153.2	159.5
Operating income, MEUR	8.0	12.0	15.3	16.2
Operating margin, %	7.0	9.1	10.0	10.2

Also the geographical segment reporting structure has been changed from the beginning of 2007. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic

and Eastern Europe, EU (excl. Nordic), Americas, and Asia-Pacific. The 2006 quarterly sales comparison figures according to the new geographical segmentation are presented in the table below.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006
EMEA	170.1	195.3	187.9	227.8
AME	90.1	105.8	148.0	168.5
APAC	36.6	38.8	50.0	63.8
TOTAL	296.7	339.9	385.8	460.1

The restated 2006 APAC sales figures differ from the figures reported in 2006 as sales in Africa and the Middle East have been shifted from APAC to EMEA.

Group Structure

MMH Holdings, Inc was consolidated into the Konecranes Group figures as of 1 June, 2006. Therefore the Q1 2006 comparison figures do not include MMH. MMH accounted for roughly half of the reported 28.3 percent sales growth and the 29.1 percent order intake growth. Somewhat over half of MMH's sales and orders are included in the Service Business Area, and the remainder is fairly evenly divided between Standard Lifting and Heavy Lifting.

Market Review

Overall market demand for Konecranes' products and services continued to develop favorably during the first quarter of 2007. Demand improved in all geographical regions and in almost all customer industries, with general manufacturing, shipyards, primary metals and metal warehousing, power and petrochemicals showing particularly strong growth. The pulp and paper and the automotive industries continued to show weak investment demand. Demand for container-handling equipment varied by product segment and geographical region.

Due to the continued rise in input costs, especially steel and other metals, as well as labor costs, the market prices for cranes and crane maintenance rose somewhat during the first quarter.

Orders Received, Order Book and Contract Base

Order intake amounted to EUR 429.4 (Q1 2006: 332.7) million, representing order growth of 29.1 percent. Both the strong market and internal factors contributed to the high order growth. Order intake increased in all geographical regions.

Order intake in Service and Standard Lifting grew substantially, while Heavy Lifting, which shows considerable quarterly variations, posted moderate growth.

Order intake in Service returned to double-digit organic growth after posting weaker growth in the fourth quarter 2006.

Standard Lifting benefited from growth in the general manufacturing customer segment both in emerging and developed markets, and continued strengthening its clear market-leading position.

Strong demand in process cranes continued supporting order intake in Heavy Lifting.

The value of the order backlog at the end of March was EUR 636.8 (end of March 2006: 510.8) million, up by 24.7 percent year-on-year and 11.4 percent from the end of 2006.

The Standard Lifting order book grew clearly as a result of the high order intake. It represents approximately four months of sales. Also the Service order book increased substantially, while Heavy Lifting's order book was more or less unchanged.

The contract base development was positive both in terms of units and value. At the end of March 2007, there were 269,045 (245,814) cranes and hoists included in the annual maintenance contract base, up by over 6,000 from the end of 2006.

Orders Received by Business Areas, MEUR

	Q1 2007	Q1 2006	Change percent
Service	143.8	99.8	+44.1
Standard Lifting	196.0	142.6	+37.5
Heavy Lifting	118.3	115.1	+2.7
Internal	-28.7	-24.9	
Total	429.4	332.7	+29.1

Sales

Net sales rose 28.3 percent to EUR 380.5 (296.7) million. Sales growth was predominantly the result of higher volumes, but also higher prices contributed to growth. All Business Areas achieved strong growth in all geographical regions.

Service sales were supported by the good development in the maintenance contract base, in addition to strong order growth, increased spare parts sales and MMH's service revenue.

Organic growth was strongest in Standard Lifting as a result of the strong demand in general manufacturing, a competitive product offering, new key customers and expanding geographical presence.

The ongoing supply chain restructuring in Heavy Lifting continued to set restraints on sales growth potential. Difficulties in procuring subcontracted components showed no signs of easing.

Net Sales by Business Areas, MEUR

	Q1 2007	Q1 2006	Change percent
Service	147.8	105.6	+39.9
Standard Lifting	144.7	114.0	+26.9
Heavy Lifting	113.9	98.4	+15.8
Internal	-25.8	-21.3	
Total	380.5	296.7	+28.3

Profitability

The Group's operating income more than doubled to EUR 30.8 (14.0) million and the operating margin rose to 8.1 (4.7) percent. Higher volumes were the main driver of the improved margin. Also Increased productivity continued to have a positive impact on profitability. Changes in currency exchange rates had only a marginal negative translational effect on operating income. Currency hedging

absorbed the major part of the impact of the weaker USD/EUR rate (and USD-linked currencies). The decrease in Group overheads from 2.5 to 2.2 percent of sales supported the Group's margin expansion.

The operating margin in Service rose from 8.2 to 10.2 percent. The main contributing factors for the profitability increase were higher volumes and productivity, a maintained high maintenance contract retention rate, and a higher proportion of spare parts sales. The MMH service business also contributed to the margin expansion.

The EBIT margin in Standard Lifting rose 4.8 percentage points to 11.8 percent. Standard Lifting's first quarter product mix was very favorable in terms of profitability. Other main reasons for Standard Lifting's improved margin were higher volumes through broader geographical presence, improved productivity, synergies from the acquired businesses and improved cost-competitiveness. The restructuring program implemented in 2002-2005 continues to have a positive effect on productivity and competitiveness. Price increases made after the first quarter 2006 also helped boost profitability.

In Heavy Lifting, the operating margin rose from 5.7 to 6.9 percent. The Business Area started a similar restructuring program in 2004 as Standard Lifting started in 2002. These measures helped improve profitability despite the fact that the program is ongoing. In combination with the tighter market for subcontracted components, this continued to create a very challenging environment in terms of production and deliveries while improving profitability.

Operating income and margin by Business Area

	Q1 2007 MEUR	Percent of sales	Q1 2006 MEUR	Percent of sales
Service	15.1	10.2	8.7	8.2
Standard Lifting	17.0	11.8	8.0	7.0
Heavy Lifting	7.9	6.9	5.6	5.7
./. Group overheads	-8.5	-2.2	-7.4	-2.5
./. Elimination of internal profit	-0.7	-0.0	-0.8	-0.0
Total	30.8	8.1	14.0	4.7

Group EBITDA was EUR 37.0 (18.8) million or 9.7 (6.3) percent on sales. Depreciations grew by EUR 1.5 million, from EUR 4.7 million to EUR 6.2 million. The increase in depreciations is mainly attributable to acquisitions.

The share of associated companies' result amounted to EUR -0.2 (-0.1) million.

Group interest costs (the net of interest income and expenses) were EUR 2.6 (2.3) million.

Group income after financing items was EUR 27.4 (11.9) million. Income taxes were EUR 8.0 (3.6) million corresponding to an effective tax rate of 29 (30) percent for the year. The change in tax rate is mainly related to structural changes.

Group net income was EUR 19.5 (8.3) million. Basic earnings per share totaled EUR 0.33 (0.15) and diluted earnings per share were EUR 0.32 (0.14).

The Group's return on capital employed was 29.9 (18.3) percent and return on equity was 35.3 (21.7) percent. On a rolling twelve-month basis, return on capital employed was 33.3 and return on equity 42.8.

Group costs

Unallocated Group overhead costs were EUR 8.5 (7.4) million, representing 2.2 (2.5) percent of net sales. These costs consist mainly of common development costs (personnel, R&D, systems), treasury and legal functions, development of the company structure (M&A), and Group management and administration.

Seasonality of sales and profit

The sales and profit accumulation in the Group has historically not been equal between quarters. Typically, sales and profit generation has been slow in the beginning of the year and accelerated towards the yearend.

This seasonality has, however, decreased in the past two years as the business has become more geographically distributed. The decrease in seasonality is expected to continue in 2007, as the strong growth will lead to high capacity utilization throughout the year.

Cash flow and balance sheet

Cash flow from operations before financing items and taxes, but after the change in working capital, was EUR 34.5 (31.2) million, representing EUR 0.58 (0.54) per share. Net working capital increased marginally despite significantly higher volumes.

Cash flow from financing items and taxes was EUR -12.2 (-4.6) million. Net cash flow from operating activities was EUR 22.3 (26.6) million, representing EUR 0.38 (0.46) per share.

In total, EUR 12.0 (3.1) million of cash was used to cover capital expenditures including acquisitions. The cash-based capital expenditures in fixed assets were EUR 6.8 (3.6) million.

The parent company paid EUR 26.8 (15.8) million in dividends.

Group interest-bearing debt was EUR 204.5 (162.7) million, and interest-bearing net debt was EUR 141.8 (122.6) million. Gearing was 65.0 (79.3) percent. The Solidity (equity) ratio was 27.1 (24.5) percent and the current ratio was 1.3 (1.2).

The Group has a EUR 200 million committed back-up financing facility to secure running liquidity. At the end of the first quarter, EUR 60.0 (end-2006: 100.9) million was in use.

Currencies

Changes in currency exchange rates had only a marginal negative translational effect on reported orders, sales and operating income. Currency hedging absorbed the major part of the impact of the weaker USD/EUR rate (and USD-linked currencies).

The impact of the weakened USD/EUR rate will, however weight on the reported orders, sales and profits in the second half of 2007. Continued unfavorable currency rate development would have a further negative impact on profitability going forward.

The consolidation exchange rates of some important currencies for the Group developed as follows:

The period end rates:

	Q1 2007	Q1 2006	Change %
USD	1.332	1.210	-9.12%
CAD	1.537	1.408	-8.34%
GBP	0.680	0.696	2.44%
CNY	10.295	9.704	-5.74%
SGD	2.020	1.958	-3.08%
SEK	9.346	9.432	0.91%
NOK	8.119	7.968	-1.87%
AUD	1.648	1.700	3.11%

The period average rates:

	Q1 2007	Q1 2006	Change %
USD	1.311	1.202	-8.27%
CAD	1.536	1.389	-9.55%
GBP	0.671	0.686	2.32%
CNY	10.169	9.678	-4.83%
SGD	2.007	1.956	-2.55%
SEK	9.189	9.353	1.78%
NOK	8.169	8.024	-1.77%
AUD	1.667	1.628	-2.37%

The Group continued its currency hedging policy in order to minimize currency risk relating to non-euro nominated export and import from or to the euro zone. Hedging was mainly carried out through currency forward exchange transactions.

Capital expenditure

The Group's capital expenditures excluding acquisitions were EUR 5.4 (3.1) million. These capital expenditures consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditure in acquisitions was EUR 5.4 (0.0) million, of which the acquisition of the existing Straddle Carrier product rights from Consens Transport Systeme GmbH form the majority.

Personnel and personnel development

At the end of March, the Group employed 7,805 (6,125) persons. The average number of personnel was 7,677 (6,024) in the first quarter 2007. The increase in employment relates mainly to the acquisition on MMH Holding. Since the end of 2006, the number of employees increased by 256, of which 205 in Service.

Personnel by Business Area, end of period

	Q1 2007	Q1 2006	Change percent
Service	4,128	3,042	+36
Standard Lifting	2,321	2,047	+13
Heavy Lifting	1,173	898	+8
Group Staff	183	138	+32
Total	7,805	6,125	+27

Resolutions of Konecranes' Annual General Meeting

Konecranes Annual General Meeting held on 8 March, 2007 approved the company's Financial Statements for the fiscal year 2006 and discharged the Board and Managing Director from liability.

The AGM adopted the Board's proposal that dividend of EUR 0.45 be paid on 59,402,720 shares, totaling EUR 26,731,224.00. Konecranes has 742,600 own shares in its possession, which are not entitled to dividend. The rest of the non-restricted equity of EUR 45,110,117.03 was retained and carried forward. The dividend was paid on 21 March, 2007.

The AGM approved the proposal of the Nomination and Compensation Committee that eight (8) members of the Board of Directors be elected. The Board of Directors elected in the AGM in 2006 was re-elected, added with one new member. Mr. Svante Adde, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Ms. Malin Persson, Mr. Timo Poranen, Mr. Björn Savén and Mr. Stig Stendahl were re-elected, and the managing director of Nokian Tyres Plc. Mr. Kim Gran was elected as a new member. The term of the Board ends at the next AGM.

The AGM confirmed an annual fee of EUR 78,000 for the Chairman of the Board, EUR 48,000 for the Vice Chairman of the Board, and EUR 30,000 for other Board members and that 40 % of the annual fee will be used to acquire Konecranes Plc shares from the market to each Board member. Should the acquisition of shares not be possible due to reasons consequent upon the Company or Board member, the compensation will be paid in its entirety in cash. In addition, compensation of EUR 1,200 was approved for attendance at Board Committee meetings. Travel expenses are compensated against invoice.

The AGM confirmed that Ernst & Young Oy continue as the Company's external auditors.

The AGM approved the Board's proposal to amend the Articles of Association, which are mainly due to the new Companies Act effective as from 1 September, 2006. The Articles of Association were amended as follows:
-The Company name is Konecranes Abp, in Finnish Konecranes Oyj and in English Konecranes Plc (1 §)
-The definition of the object of the Company's business is complemented (2 §)
-The provisions concerning the Company's minimum share capital and maximum authorized capital and the number of shares are abolished (3 § and 4 §)
-The provisions concerning the record date are abolished (5 §)
-The provisions concerning the representing of the Company are amended to correspond with the terminology of the new Companies Act (the new 6 §)
-The time of delivery of the Notice of a Shareholders' Meeting is amended. The notice is to be delivered not earlier than three (3) months before the General Meeting (the new 9 §)
-The agenda of the Annual General Meeting is amended to correspond contentually to the new Companies Act (the new 10 §)
-The provision concerning the shareholder's liability to redeem shares is abolished (13 §)
-A provision on the resolution of corporate disputes is added (the new 11 §)

Board Authorizations

The AGM authorized the Board to repurchase the Company's own shares. No more than 6,500,000 shares may be repurchased. The Company cannot at any moment own more shares than the amount of shares, which together with shares held by its subsidiaries corresponds to 10 per cent of all the registered shares of the Company.

The Board resolves upon the methods of the repurchase and other provisions. Among others, derivatives can be used in the purchase. The shares can be purchased in deviation from the proportioned holdings of the shareholders (directed purchase).

The AGM authorized the Board to transfer shares repurchased by the Company. The authorization is limited to a maximum of 6,500,000 shares. The shares may be transferred in one or several tranches. The Board is authorized to resolve upon the terms and conditions of the transfer of the own shares. The Board is authorized to resolve to transfer the shares deviating from the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist. The Board can use this authorization to grant stock option rights and other special rights concerning the Company's own shares, referred to in Chapter 10 of the Companies Act but not, however, to resolve upon a personnel stock option plan.

The AGM approved the Board's proposal that the key employees of the Konecranes group are granted the maximum of 3 million option rights. The option rights entitle to an aggregate of 3 million Company shares.

Option rights are divided into three series, whose subscription periods are staggered, so that the share subscription period for the option rights of the first series begins on 2 May 2009 and ends for the option rights of the last series on 30 April 2013.

The share subscription prices when exercising an option right are based on the Company share's market price, as defined in the terms of the option rights.

The AGM approved the Board's proposal that the subscription price paid for new shares that are subscribed on the basis of the Company's option rights 1997 (based on the General Meeting resolution on 4 March 1997), 1999 (based on the General Meeting resolution on 11 March 1999), 2001 (based on the General Meeting resolution on 8 March 2001) and 2003 (based on the General Meeting resolution on 6 March 2003), and are issued after the General Meeting, will be booked in its entirety to the paid in capital.

Change in Management

The Konecranes Group's CFO Teuvo Rintamäki informed that he will leave his position. Mr. Rintamäki has been a member of the Group management team since it was formed in 1994. The search for a new CFO is underway and both internal and external candidates will be considered. Mr. Rintamäki has confirmed that he will continue as CFO until his successor has been appointed and introduced to the position.

Acquisitions

Konecranes acquired all the existing Straddle Carrier product rights from Consens Transport Systeme GmbH in January, 2007. Konecranes has started to manufacture Straddle Carriers based on the concept developed by Consens.

Konecranes' entry into the Straddle Carrier business is an important step in developing Konecranes' product offering within Ports and further increases the company's global competitiveness. Konecranes will use its well-established global service platform to support the new product line and utilize its existing distribution and service network for cranes and lifttrucks to market the new product line.

By entering the straddle carrier business, Konecranes not only widens the product offering, but also gains access to new customers, who have been using this yard-operating concept.

Sale of Real Estate

Konecranes signed a letter of intent regarding the sale of six properties located in Hyvinkää and Hämeenlinna, Finland, to the Swedish-based real estate company AB Sagax (publ.) on March 26, 2007. The real estate comprises buildings of approximately 74,000 square meters and a land area of roughly 240,000 square meters, which are currently mainly in production, warehousing and office use. The Konecranes companies currently operating in the facilities will continue their normal operations in these facilities under long-term rental agreements.

The aggregate sales price for the facilities is approximately EUR 30 million. As a result of the transaction, which is expected to be signed and closed shortly, Konecranes will book a capital gain in the second quarter of 2007.

Risks

Konecranes main short-term risks regarding the 2007 financial performance are the availability, quality, costs, and delivery times and accuracy of subcontracted components.

The ability and cost to increase own production capacity is also subject to some uncertainty.

Due to the current tight labor market, labor costs and difficulty to recruit skilled personnel is a cause of some uncertainty in regards to growth and profitability in Service.

Litigations

Konecranes is a party to various litigations and disputes relating to its normal business in different countries. At the moment, Konecranes does not expect any of these ongoing litigations or disputes to have a material effect on the profits or future outlook of the Group.

Incentive Programs and Share Capital

Konecranes has four ongoing stock option plans (1997, 1999, 2001 and 2003). The option plans include approximately 300 key employees. The terms and conditions of the stock option programs are available on our website at www.konecranes.com.

Pursuant to Konecranes' stock option plans 194,500 new shares were subscribed for and registered in the Finnish Trade Register during year the first quarter of 2007. As a result of the subscriptions, Konecranes' share capital increased to EUR 30,072,660, comprising 60,272,220 shares.

The remaining 1997, 1999B, 2001 and 2003 stock options at the end of the accounting period entitle to subscription of a total of 1,797,100 shares.

On 15 December, 2006, the Konecranes Board approved a long-term incentive program directed to Pekka Lundmark, the Managing Director of the Company. The program was implemented by disposing of the Company's own shares held by the Company on the basis of the authorization granted to the Board of Directors by the AGM on 8 March, 2006.

Pursuant to the incentive program a total of 50,000 shares were sold to the Managing Director on 22 December 2006, and 50,000 shares were sold in January 2007 on terms and conditions defined in the terms of subscription. The shares sold are subject to a five-year transfer restriction. As part of the scheme the Company paid a separate bonus to the Managing Director to cover the taxes levied as a result of the arrangement.

The purpose of the incentive scheme is to motivate the Managing Director to contribute in the best possible manner to long-term success of the Company and increased shareholder value for all shareholders of the Company.

Own Shares in the Company's Possession

At the end of March, 2007, Konecranes held 742,600 of the company's own shares. This corresponds to 1.2 percent of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003.

Shares and trading volume

Konecranes' share price increased by 13 percent during the first quarter of 2007 and closed at EUR 25.10. The period high was EUR 26.85 and period low EUR 20.68. The volume-weighted average share price during the period was EUR 24.31. In the same period, the OMX Helsinki Index rose by roughly seven percent and the OMX Helsinki Industrials Index by nearly 12 percent.

At the end of March 2007, Konecranes' total market capitalization was EUR 1,512 million including own shares in the company's possession, making it the 29th largest company on the Helsinki Stock Exchange.

The trading volume totaled 32.1 million shares, representing a turnover velocity of 207 percent. Total trading amounted to EUR 781 million, which was the 21st highest on the Helsinki Exchange. The daily average trading volume was 502,307 shares, representing a daily average turnover of EUR 12.2 million.

Flagging notifications

Date	Shareholder	Number of Shares owned	% of shares and votes*	Prior flagging, % of shares and votes
19 January, 2007	Fidelity International Limited and its direct and indirect subsidiaries	4 137 578	6.89	10.02
12 March, 2007	JPMorgan Chase & Co and its subsidiaries	3 008 405	5.00	
14 March, 2007	JPMorgan Chase & Co and its subsidiaries	2 936 245	4.88	
20 March, 2007	Morgan Stanley & Co International Ltd	3 014 940	5.00	
21 March, 2007	Morgan Stanley & Co International Ltd	2 010 229	3.33	
29 March, 2007	JPMorgan Chase & Co and its	3 313 163	5.50	

subsidiaries direct
and indirect
subsidiaries

*Percentage of shares at time of notification

Outlook

The level of orders received in the first quarter and the stronger order book, combined with a solid demand outlook for the second quarter, form a strong base for the rest of year 2007. Based on these factors, 2007 sales are targeted to increase by approximately 20 % compared with 2006 sales of MEUR 1,483.

The target is to continue the EBIT margin improvement achieved during recent years. The expected EBIT margin improvement is based on forecasted higher sales volumes and productivity gains, a higher pre-calculated margin in the order book and improved profitability in field services. Unlike in the past, capacity utilization during the first quarter was high, boosting the margin. This improvement cannot be directly extrapolated for the rest of the year.

General uncertainty regarding 2007 profitability has increased as a result of (1) the weaker USD/EUR rate, and (2) uncertain availability and prices of certain components and raw materials.

Konecranes Plc
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

Important Orders

RTG orders in Europe:

Grupo Boluda Corporacion Maritima, a new customer to Konecranes, ordered eight RTG (Rubber Tired Gantry) cranes, and Dragados S.P.L. placed a repeat order of six RTGs to Maritima Valenciana in the Port of Valencia. The orders were made in March, 2007 and the cranes will be delivered by January, 2008. The total value of the orders is approximately 15 MEUR.

Shipyards:

Taekwang Heavy Industry, an important player in the South Korean shipbuilding market ordered one Gantry Crane. Taekwang is a new customer to Konecranes and the latest order reflects an increased demand for high capacity shipyard cranes among Korean shipbuilders. The crane will be delivered to the Taekwang shipyard in Youngkwang in October 2007.

HPC Ukraina, in Odessa, Ukraine, a subsidiary of HPC Hamburg Port Consulting GmbH, which is a new customer to Konecranes, ordered four RTG cranes and Compania Auxiliar del Puerto SA (CAPSA) in Santa Cruz de Tenerife, Canary

Islands has ordered two RTGs. The total value of the orders is over 7 MEUR. The cranes will be delivered by January 2008.

Energy:

RWEnPower ordered a 12T grabbing crane for Aberthaw power plant in Wales.Konecranes will deliver 3 EOT-powerhouse cranesto the power plant Limberg II in Austria. China Everbright / Changzhou Environmental Energy (Changzhou) Ltd orderd two sets of 9.5t semiautomatic cranes for refuse handling to be delivered to China. Shandong Luneng Mount Tai Electric Equipment Co., Ltd ordered one set of 260/32t EOT Crane. They also ordered 6 sets of CXT Cranes. All cranes will be delivered to China.

RTG orders in Europe:

Grupo Boluda Corporacion Maritima, a new customer to Konecranes, ordered eight RTG (Rubber Tired Gantry) cranes, and Dragados S.P.L. placed a repeat order of six RTGs to Maritima Valenciana in the Port of Valencia. The orders were made in March, 2007 and the cranes will be delivered by January, 2008. The total value of the orders is approximately 15 MEUR.

HPC Ukraina, in Odessa, Ukraine, a subsidiary of HPC Hamburg Port Consulting GmbH, which is a new customer to Konecranes, ordered four RTG cranes and Compania Auxiliar del Puerto SA (CAPSA) in Santa Cruz de Tenerife, Canary Islands has ordered two RTGs. The total value of the orders is over 7 MEUR. The cranes will be delivered by January 2008.

Shipyards:
Taekwang Heavy Industry, an important player in the South Korean shipbuilding market ordered one Gantry Crane. Taekwang is a new customer to Konecranes and the latest order reflects an increased demand for high capacity shipyard cranes among Korean shipbuilders. The crane will be delivered to the Taekwang shipyard in Youngkwang in October 2007.

Steel:
Thyssen 13t Crane to be delivered to France. Duferco ordered one 52t+15t Gantry Crane to be delivered to Belgium.

Energy:

RWEnPower ordered a 12T grabbing crane for Aberthaw power plant in Wales.Konecranes will deliver 3 EOT-powerhouse cranesto the power plant Limberg II in Austria. China Everbright / Changzhou Environmental Energy (Changzhou) Ltd orderd two sets of 9.5t semiautomatic cranes for refuse handling to be delivered to China. Shandong Luneng Mount Tai Electric Equipment Co., Ltd ordered one set of 260/32t EOT Crane. They also ordered 6 sets of CXT Cranes. All cranes will be delivered to China.

Others:
Fluor Enterprises, Inc from Texas, USA ordered one 30 ton coke handling bucket crane with a span of 139 feet for the Marathon Oil Corporation refinery in Garyville, Lousiana, USA. This is the second Konecranes coker crane for this refinery.

OJI Tomioka made a large order comprising five process cranes for its paper mill in Japan.

PSA Peugeot Citroën ordered one 50t Crane and one 30t SM Crane to be delivered to France.

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	1-3/2007	1-3/2006	1-12/2006
Sales	380.5	296.7	1 482.5
Other operating income	0.7	0.8	2.0
Depreciation and impairments	-6.2	-4.7	-22.5
Other operating expenses	-344.3	-278.8	-1 356.5
Operating profit	30.8	14.0	105.5
Share of result of associates and joint ventures	-0.2	-0.1	0.7
Financial income and expenses	-3.2	-2.0	-11.1
Profit before taxes	27.4	11.9	95.1
Taxes	-8.0	-3.6	-26.5
Net profit for the period	19.5	8.3	68.6
Net profit for the period attributable to			
Shareholders of the parent company	19.5	8.3	68.6
Minority interest	0.0	0.0	0.0
Earnings per share, basic (EUR)	0.33	0.15	1.17
Earnings per share, diluted (EUR)	0.32	0.14	1.15

CONSOLIDATED BALANCE SHEET - IFRS

EUR million

ASSETS	31.03.2007	31.03.2006	31.12.2006
Non-current assets			
Goodwill	54.0	55.6	54.0
Other intangible assets	54.7	41.7	55.0
Property, plant and equipment	68.2	59.6	67.5
Advance payments and construction in progress	11.0	6.0	9.6
Investments accounted for using the equity method	6.1	5.8	6.3
Available-for-sale investments	2.1	1.6	2.1
Long-term loans receivable	0.5	0.4	0.5
Deferred tax assets	25.4	21.1	24.6
Total non-current assets	221.9	191.7	219.6
Current assets			
Inventories			
Raw material and semi-manufactured goods	96.7	70.1	92.7
Work in progress	119.5	94.1	103.5
Advance payments	35.4	13.1	30.4
Total inventories	251.6	177.3	226.6
Account receivables	283.9	212.6	324.2
Loans receivable	0.1	0.3	0.2
Other receivables	23.6	22.4	27.0
Deferred assets	71.0	78.1	76.9
Cash and cash equivalents	62.0	39.4	44.4
Total current assets	692.3	530.1	699.4
TOTAL ASSETS	914.2	721.9	919.0

EQUITY AND LIABILITIES	31.03.2007	31.03.2006	31.12.2006
Capital and reserves attributable to the shareholders of the parent			
Share capital	30.1	29.5	30.0
Share premium account	39.3	33.3	39.0
Share issues	0.2	0.0	0.0
Fair value reserves	3.6	-2.0	3.7
Translation difference	-6.1	-1.7	-5.8

Paid in capital	1.9	0.0	0.5
Retained earnings	129.6	87.2	87.7
Net profit for the period	19.5	8.3	68.6
Total Shareholders' equity	218.0	154.6	223.7
Minority interest	0.1	0.1	0.1
Total equity	218.0	154.7	223.7
Liabilities			
Non-current liabilities			
Interest-bearing liabilities	79.4	27.1	120.9
Other long-term liabilities	58.8	58.0	58.7
Deferred tax liabilities	19.0	17.1	20.0
Total non-current liabilities	157.2	102.2	199.6
Provisions	27.3	20.4	28.2
Current liabilities			
Interest-bearing liabilities	125.1	135.6	52.4
Advance payments received	109.8	89.7	128.9
Progress billings	8.5	0.0	7.0
Accounts payable	102.2	78.4	113.6
Other short-term liabilities (non-interest bearing)	23.9	19.1	23.0
Accruals	142.2	121.6	142.5
Total current liabilities	511.7	444.5	467.4
Total liabilities	696.2	567.1	695.2
TOTAL EQUITY AND LIABILITIES	914.2	721.9	919.0

KEY FIGURES	31.03.2007	31.03.2006	31.12.2006
Gearing %	65.0	79.3	57.3
Solidity %	27.1	24.5	28.3
Return on capital employed %, Rolling 12 Months (R12M)	33.3	20.6	29.5
Return on equity %, Rolling 12 Months (R12M)	42.8	24.3	36.5
Equity/share, EUR	3.66	2.66	3.77

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

MEUR	Share capital	Share premium account	Share issues	Fair value Reserves
Balance at 31 Dec, 2005	29.0	26.5	0.0	-4.9
Option excercised	0.6	6.7		
Dividend distribution				
Cash flow hedge				2.9
Translation difference				
Share based payments recognized against equity				
Other change				
Minority interest				
Net profit for the period				
Balance at 31 March, 2006	29.5	33.3	0.0	-2.0
Balance at 31 Dec, 2006	30.0	39.0	0.0	3.7
Option excercised	0.0	0.3		
Share issue			0.2	
Dividend distribution				
Cash flow hedge				-0.1
Translation difference				
Share based payments recognized against equity				
Minority interest				
Net profit for the period				
Balance at 31 March, 2007	30.1	39.3	0.2	3.6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

MEUR	Translation Difference	Paid in Capital	Retained Earnings	Minority interest	Total Equity
Balance at 31 Dec, 2005	-1.2	0.0	102.7	0.1	152.1
Option excercised					7.3
Dividend distribution			-15.8		-15.8
Cash flow hedge					2.9
Translation difference	-0.5				-0.5
Share based payments recognized against equity			0.2		0.2
Other change			0.1		0.1
Minority interest					0.0
Net profit for the period			8.3		8.3
Balance at 31 March, 2006	-1.7	0.0	95.6	0.1	154.7
Balance at 31 Dec, 2006	-5.8	0.5	156.3	0.1	223.7
Option excercised		1.4			1.7
Share issue					0.2
Dividend distribution			-26.8		-26.8
Cash flow hedge					-0.1
Translation difference	-0.3				-0.3
Share based payments recognized against equity			0.1		0.1
Minority interest					0.0
Net profit for the period			19.5		19.5
Balance at 31 March, 2007	-6.1	1.9	149.1	0.1	218.0

CONSOLIDATED CASH FLOW STATEMENT - IFRS

EUR million	1-3/2007	1-3/2006	1-12/2006
Cash flow from operating activities			
Operating income	30.8	14.0	105.5
Adjustments to operating profit			
Depreciation and impairments	6.2	4.7	22.5
Profits and losses on sale of fixed assets	-0.1	0.0	-0.3
Other non-cash items	-0.2	0.1	2.0
Operating income before chg in net working capital	36.7	18.9	129.7
Change in interest-free short-term receivables	45.9	14.6	-69.1
Change in inventories	-22.4	-21.9	-48.2
Change in interest-free short-term liabilities	-25.7	19.5	101.9
Change in net working capital	-2.2	12.3	-15.4
Cash flow from operations before financing items and taxes	34.5	31.2	114.2
Interest received	0.4	0.4	2.1
Interest paid	-3.0	-2.0	-11.5
Other financial income and expenses	-0.6	0.3	-1.4
Income taxes paid	-9.1	-3.4	-22.1
Financing items and taxes	-12.2	-4.6	-32.8
Net cash from operating activities	22.3	26.6	81.4
Cash flow from investing activities			
Acquisition of Group companies, net of cash	-5.1	0.0	-48.3
Acquisition of shares in associated company	0.0	0.0	-0.2
Investments in other shares	-0.2	0.0	-0.6
Capital expenditures	-6.8	-3.6	-17.1

Proceeds from sale of fixed assets	0.1	0.5	1.2
Dividends received	0.0	0.0	0.1
Net cash used in investing activities	-12.0	-3.1	-64.8
Cash flow before financing activities	10.3	23.5	16.6
Cash flow from financing activities			
Proceeds from options exercised and share issues	2.0	7.3	14.1
Proceeds from (+), payments of (-) long-term borrowings	-40.8	-3.9	88.5
Proceeds from (+), payments of (-) short-term borrowings	73.1	-15.3	-101.8
Proceeds from (-), payments of (+) short-term receivables	0.0	-0.3	-0.2
Dividends paid	-26.8	-15.8	-15.8
Net cash used in financing activities	7.5	-28.0	-15.2
Translation differences in cash	-0.1	-0.2	-1.0
Change of cash and cash equivalents	17.7	-4.6	0.3
Cash and cash equivalents at beginning of period	44.4	44.0	44.0
Cash and cash equivalents at end of period	62.0	39.4	44.4
Change of cash and cash equivalents	17.7	-4.6	0.3

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

EUR million

Order Intakes by Business Area	1-3/ 2007	% of total	1-3/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Services 1)	143.8	31	99.8	28	492.6	30	448.5	29
Standard Lifting	196.0	43	142.6	40	646.2	39	592.7	38
Heavy Lifting	118.3	26	115.1	32	522.3	31	519.2	33
./. Internal	-28.7		-24.9		-91.5		-87.7	
Total	429.4	100	332.7	100	1 569.6	100	1 472.8	100

1) Excl. Service Contract Base

Order Book total 2)	1-3/2007	1-3/2006	1-12/2006
Total	636.8	510.8	571.6

2) Percentage of completion deducted

Sales by Business Area	1-3/ 2007	% of total	1-3/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Services	147.8	36	105.6	33	568.7	34	526.6	33
Standard Lifting	144.7	36	114.0	36	589.1	35	558.4	35
Heavy Lifting	113.9	28	98.4	31	506.4	30	490.8	31
./. Internal	-25.8		-21.3		-97.8		-93.3	
Total	380.5	100	296.7	100	1 566.3	100	1 482.5	100

Operating Profit (EBIT) by Business Area	1-3/2007		1-3/2006		R12M*		1-12/2006	
	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %	MEUR	Ebit %
Services	15.1	10.2	8.7	8.2	59.5	10.5	53.0	10.1

Standard Lifting	17.0	11.8	8.0	7.0	60.5	10.3	51.5	9.2
Heavy Lifting	7.9	6.9	5.6	5.7	35.9	7.1	33.6	6.8
Group costs	-8.5		-7.4		-32.7		-31.6	
Consolidation items	-0.7		-0.8		-0.8		-0.9	
Total	30.8	8.1	14.0	4.7	122.3	7.8	105.5	7.1

*R12M = Rolling 12 Months

Personnel by Business Area (at the End of the Period)	1-3/2007	% of total	1-3/2006	% of total	1-12/2006	% of total
Services	4 128	53	3 042	50	3 923	52
Standard Lifting	2 321	30	2 047	33	2 333	31
Heavy Lifting	1 173	15	898	15	1 131	15
Group staff	183	2	138	2	162	2
Total	7 805	100	6 125	100	7 549	100
Average number of personnel during period	7 677		6 024		6 859	

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by Market	1-3/ 2007	% of total	1-3/ 2006	% of total	R12M*	% of total	1-12/ 2006	% of total
Europe-MiddleEast-Africa (EMEA)	188.2	49	170.1	57	799.1	51	781.0	53
Americas (AME)	151.7	40	90.1	30	573.9	37	512.3	35
Asia-Pacific (APAC)	40.7	11	36.6	12	193.3	12	189.1	13
Total	380.5	100	296.7	100	1 566.3	100	1 482.5	100

NOTES:

INVESTMENTS

EUR million	31.03.2007	31.03.2006	31.12.2006
Investments Total (excl.Acquisitions)	5.4	3.1	16.3

NET INTEREST BEARING LIABILITIES

EUR million	31.03.2007	31.03.2006	31.12.2006
Long- and short-term interest bearing liabilities	-204.5	-162.7	-173.3
Cash and cash equivalents and other interest bearing assets	62.7	40.1	45.0
Total	-141.8	-122.6	-128.2

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	31.03.2007	31.03.2006	31.12.2006
Contingent liabilities			
For own debts			
Mortgages on land and buildings	0.0	5.9	0.7
For own commercial obligations			
Pledged assets	1.1	0.2	1.1
Guarantees	154.0	125.2	136.3
Other contingent liabilities and financial liabilities			
Leasing liabilities			

Next year	11.8	44.2	11.1
Later on	26.0	0.7	26.0
Other	1.5		1.0
Total	194.4	176.2	176.2
Leasing contracts follow the normal practices in corresponding countries.			
Total by category			
Mortgages on land and buildings	0.0	5.9	0.7
Pledged assets	1.1	0.2	1.1
Guarantees	154.0	125.2	136.3
Other liabilities	39.3	44.9	38.1
Total	194.4	176.2	176.2

Contingent liabilities relating to litigations
Konecranes is party to routine litigation incidental to the normal conduct of business. In the opinion of management the outcome of and liabilities in excess of what has been provided, in the aggregate, are not likely to be material to the financial condition or results of operations, taking also in the account the insurance arrangements the group has in place.

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	3/2007 Nominal value	3/2007 Fair value	3/2006 Nominal value	3/2006 Fair value	12/2006 Nominal value	12/2006 Fair value
Foreign exchange forward contracts	176.8	2.7	260.6	-1.8	279.7	3.0
Electricity derivatives	1.2	0.0	0.7	0.5	1.1	0.1
Total	178.1	2.7	261.3	-1.3	280.8	3.1

Derivatives are used for hedging currency and interest rate risks as well as risk of price fluctuation of electricity. Company applies hedge accounting on derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

During the first quarter in 2007 Konecranes made few small business acquisitions. The most important of these was the acquisition of Straddle carrier manufacturer in Germany, Consens Transport Systeme. Additionally in January Konecranes signed an agreement to acquire a maintenance service business of a small Swedish-based company El&Travers. In March Konecranes made an asset purchase agreement with Spanish company Sistemas de Elevacion, operating in the field of port service. The preliminary fair values of the identifiable assets and liabilities of acquired businesses at the date of acquisitions are summarized below.

EUR million	3/2007 Recognized on acquisition	3/2007 Carrying value
Intangible assets	1.0	0.2
Tangible assets	0.2	0.2
Deferred tax assets	0.0	0.0
Inventories	4.0	4.0
Receivables and other assets	0.0	0.0
Cash and bank	0.0	0.0
Total assets	5.2	4.5
Liabilities	0.1	0.0
Net assets	5.2	4.4

Acquisition costs	5.4
Goodwill	0.3
Cash outflow on acquisition	
Acquisition costs paid in cash	5.1
Cash and cash equivalents of acquired companies	0.0
Net cash flow arising on acquisition	5.1
Cost of the business combination	
Acquisition costs paid in cash	5.1
Liabilities assumed	0.3
Total cost of business combination	5.4

ACCOUNTING PRINCIPLES

These presented interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Konecranes applies the same accounting policies as are applied in 2006 annual financial statements, except the change in Segment reporting.

At the beginning of year 2007 in Business Area segment Konecranes branded spare parts are reported in the Service Business Area, while they were earlier partly included in Standard Lifting. Also the geographical Segment reporting structure has been changed. The new geographical segments are Europe, Middle East, Africa (EMEA), Americas (AME) and Asia-Pacific (APAC). The earlier structure was Nordic and Eastern Europe, EU (excl.Nordic), Americas and Asia-Pacific.

The key figures in this interim financial report are calculated with same accounting principles than in year 2006 annual financial statements. The calculation rules of key figures are presented in the financial statements of previous year.

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.

The interim report has not been subject to audit.

Events on 27 April, 2007

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Konecranes office in Helsinki at 1.00 p.m Finnish Time (address: Eteläesplanadi 22 B).

Live webcast

A live webcast of the presentation for analysts and media will begin at 1.00 p.m. Finnish Time and can be followed at www.konecranes.com.

Internet

This report and presentation material is available on the Internet at www.konecranes.com immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Next report

Konecranes Interim Report January - June 2007 will be published on 1 August, 2007 10.00 a.m.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 24 800 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
2001 A-series	21 600	8.50
2001 B-series	3 200	8.50

Following these subscriptions the number of Konecranes Plc's shares will increase to 60 297 020 shares. The subscription price will be booked according to the decision made by the Annual General Meeting of Shareholders on 8 March, 2007 in its entirety to the invested non-restricted equity fund.

The new shares will be recorded in the Trade Register on or about 4 May, 2007. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 7 May, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses(TM), serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END